August 24, 2009

VIA EDGAR & FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Attn: Nandini Acharya

RE:	Certified Diabetic Services, Inc.

Registration Statement (Form 10-12G/A)

Filed July 27, 2009

File No. 000-53628

Dear Ms. Acharya:

On behalf of Certified Diabetic Services, Inc. (the “Company”), this letter responds to the comments you provided by letter dated August 7, 2009 regarding the Company’s Registration Statement on Form 10-12G. Please be advised that, concurrent with this response, the Company filed Amendment No. 3 to its Registration Statement on Form 10-12G (the “Registration Statement”), which incorporates, to the extent applicable, our responses set forth below. A courtesy copy of the filing is enclosed herewith.

Your comments are set forth below in italics, and each comment is followed by our response.

General

1.	We note that you have filed a request for confidential treatment of certain agreements filed as exhibits. We will issue comments on your confidential treatment request under separate cover.

Upon receipt of any comments to the aforementioned confidential treatment requests, we will respond as necessary.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Critical Accounting Policies, page 18

Revenue Recognition and Accounts Receivable, page 19

2.	Please revise your disclosure to eliminate reference to a hypothetical change in the allowance account. Include a reasonably likely sensitivity analysis to the effect on your net income or pre-tax profit and discuss why you believe the sensitivity analysis is reasonably likely.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 19-20 of the Registration Statement.

3.	Please refer to our comment three. We do not see a provision for contractual allowances relating to prior year in your roll-forward on page 20. As previously requested, please disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current year. If the changes in estimates of prior year period contractual adjustments recorded during the current year are immaterial, please revise your disclosure to explicitly state that fact in the filing.

We have revised our disclosure in accordance with the Staff’s comment. Please see page 20 of the Registration Statement.

Liquidity and Capital Resources for the year ended December 31, 2008 and 2007, page 28

4.	Please elaborate on your explanation of material changes in financial statement line items, such as accounts receivable and accounts payable. Provide quantitative disclosures about the source of such changes.

We have revised our disclosure in accordance with the Staff’s comment. Please see pages 28-29 of the Registration Statement.

Item 13. Financial Statements and Supplementary Data, page F-1

Note 7 — Redeemable Preferred Stock, page F-25

5.	With respect to your response to our prior comment number seven, we have the following comments:

a.	You indicate that the convertible preferred shares are convertible into a fixed number of shares. Your disclosure on page F-25 appears to indicate that the conversion price could potentially be lowered, if the shares are sold at a lower price. This would appear to indicate that the number of shares that could be required to be delivered is indeterminate. Please revise your analysis of the conversion rights and adjustments to elaborate on what consideration you gave to paragraphs 20-25 of EITF 00-19 in determining that the interaction of this facet of the conversion feature as evidence that the preferred is akin to an equity instrument.

b.

Similar to the above, the potential to have an indeterminate number of shares would also impact your ability to have a sufficient number of authorized shares. Please revise your consideration of the redemption feature to include an analysis of this feature.

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c.	We note that the Series C and D Preferred shares are contingently redeemable if “a significant merger or change in control that results in our current shareholders possessing less than 66% of the combined voting common stock” occurs. Please clarify whether that would be met if more than 66% of the voting power of the company is acquired or transferred. Further, please revise your analysis to fully explain why it is not probable that the security will become redeemable through mergers and consolidations, and how you derived your probability analysis.

We have considered your comments and continue to conclude that the Preferred Shares are more akin to equity contracts for purposes of applying FAS 133.

As it relates to comment 5(a), we have set forth our consideration of paragraphs 20-25 in the revised Conversion Adjustments Section contained in Exhibit “A” attached hereto.

As it relates to comment 5(b), we have further set forth our consideration of the potential anti-dilution pricing adjustment feature on our authorized common shares in the revised Redemptions Section of Exhibit “A”.

As it relates to comment 5(c), a redemption event would not arise if more than 66% of the voting power of the Company is acquired or transferred. Rather, the Certificate of Designations, Preferences and Rights of the Series C and D Preferred Stock provide for its applicability solely to consolidations, mergers and sales of materially all of our assets. We have modified the Redemptions Section of our Exhibit “A” to emphasize this fact.

Further, we have set forth the information related to our considerations as to the probability of a consolidation or merger with the details of how we arrived at the conclusion that such a transaction is not probable.

To expedite the Staff’s review, we also have included a marked copy of Exhibit “A” that reflects all revisions made to Exhibit A from the version previously included with our correspondence of July 27, 2009. Please advise if you would like the marked copy of Exhibit “A” filed via EDGAR.

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In providing the responses set forth in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is responsive to your comments. If you have any questions regarding the information set out above or any additional comments, please call the undersigned at (239) 430-5000 or Joseph A. Probasco, Esq., Bush Ross, P.A., at (813) 224-9255.

Sincerely,

/s/ Lowell M. Fisher, Jr.
Lowell M. Fisher, Jr.
Chief Executive Officer

cc:	Joseph A. Probasco, Esq.

Bush Ross, P.A.

Charlie Meeks, CPA

KBL, LLP

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EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

We have evaluated the Series C and Series D Convertible Preferred Stock (the “Preferred”) pursuant to SFAS 133, paragraphs 12a and 61(l), and EITF D-109, for purposes of determining whether the Preferred is more akin to debt or equity. The following analysis provides the basis for our conclusions and is organized as follows:

1.	We have summarized each salient section of the Certificate of Designations underlying the Preferred for consideration.

2.	We provided our general considerations about the nature, substance and risks of the term or feature provided in the respective section.

3.	We further provided our views on how the term or feature interacted with other terms and features embodied in the Certificate of Designation.

4.	Our analysis weighted the respective individual terms and features as (i) persuasive, (ii) significant, or (iii) minimal as to debt or equity.

5.	We summarized our conclusions with respect to the individual terms and features (last page) and drew our conclusions qualitatively based upon the preponderance of all considerations, facts, circumstances and evidence.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Term of Financial Instrument (Implied): The Preferred does not provide for a term or a maturity date; it is perpetual in nature.

General Considerations: A fundamental characteristic of indebtedness is a term to maturity. A fundamental characteristic of equity is its perpetual nature. In the absence of evidence to the contrary, lack of a term or maturity date is considered to be persuasive evidence that the instrument is akin to equity.

Interaction: In keeping with our understanding of the application of EITF D-109, we considered how, in general, this feature interacts with other terms and features of the hybrid contract. Our considerations extended to the dividend and redemption features (addressed in the following sections).

As it relates to the dividend feature, we concluded that the cumulative nature of the dividend feature, as accompanied by a payment requirement (rather than upon declaration), resulted in some evidence to the contrary that the hybrid contract was akin to equity, as stated in the General section. However, given that dividends are a fundamental characteristic of equity, and provide the means upon which the investor’s residual return is received, the presence of cumulative dividend feature is insufficient, in and of itself, to overcome the conclusion that the perpetual nature of the Preferred is persuasive evidence that the instrument is akin to equity.

As it relates to the redemption feature, we concluded that the redemption features, while contingent (rather than mandatory) were protective in nature, which is a general characteristic of indebtedness. We further considered that the probability of the triggering of the events that would trigger the redemption is de minimus as to each type. Accordingly, the redemption features, in our view, do not afford sufficient evidence to overcome the conclusion that the perpetual nature of the Preferred is persuasive evidence that the instrument is akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Cumulative Dividends (Section 2): The Preferred provides for cumulative dividends at a stated interest rate, accompanied by payment requirements.

General Considerations: A fundamental characteristic of indebtedness is an interest rate, because it constitutes the return to the investor. A fundamental characteristic of equity is that it provides for a “residual” return through dividends, while providing for the principal return through sale of the instrument. The substance of the feature, rather than the description, is considered. In the absence of evidence to the contrary, a stated rate accompanied by a mandated periodic payment requirement comprising the investor’s basis plus the periodic return (dividends or interest), would be considered persuasive evidence that the instrument is akin to debt. While the Preferred embodies a cumulative dividend feature with payment terms, there are no terms that provide for the mandatory return of the investor’s basis. Accordingly, the feature operates as a residual return on equity, which is considered significant evidence that the Preferred is akin to an equity instrument.

Interaction: Our considerations extended to the redemption features (addressed in the following sections). As mentioned in the General section above, a mandatorily redeemable instrument with stated interest rate would be persuasive evidence that the instrument is akin to debt. However, the redemption features in the Preferred are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred does not result in sufficient evidence to overcome the conclusion that the operation of the cumulative dividend feature constitutes significant evidence that the Preferred is akin to an equity instrument.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Voting Rights (Section 3): The Preferred votes on an in-converted basis to carry corporate actions.

General Considerations: A fundamental characteristic of indebtedness is that it provides protective rights. A fundamental characteristic of equity is that it provides participative rights. Voting rights are participative in nature. Accordingly, in the absence of evidence to the contrary, the presence of voting rights, which the aggregate of all Preferred issued results in 68.8% of aggregate votes, is persuasive evidence that the instrument is akin to equity.

Interaction: There are no features that obviate the voting rights of the Preferred investors. Further, the Preferred investors as a group, control the Company based upon their aggregate votes to carry corporate actions, or 68.8%. Accordingly, the terms of the Preferred afford the investors significant participative rights that are a fundamental characteristic of equity.

Liquidation Preference (Section 4): The holders receive a preferential return above common interests at a stated amount.	General Considerations: A fundamental characteristic of preferred stock is a preference in the payment of available company returns (dividends or liquidation values) prior to the common interests. In the absence of evidence to the contrary, the preferential nature of the Preferred is significant evidence that the instrument is akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Conversion Rights (Section 5): The holders may convert the Preferred into common stock, at their option.

General Considerations: Both debt and equity may include terms providing for conversion into a class of equity securities as a means of recovering the holder’s investment. The presence of such an option would not, in and of itself, indicate classification of the hybrid contract. However, the presence of any other means of recovering the investment (e.g. redemption) would require further consideration. In the case of the Preferred, the conversion option into a fixed number of common shares and the sale thereof, constitutes the “principal” means of recovery of the holder’s investment. Except as discussed in Interaction, below, the Preferred does not provide for recovery of investment by means other than conversion into common stock and sale thereof. Accordingly, in the absence of evidence to the contrary, the conversion option in the Preferred would be considered significant evidence that the instrument is akin to equity.

Interaction: Our considerations extended to the redemption features. As mentioned in the General section above, all other means of recovery of the investment would require consideration. As discussed, below, the redemption features in the Preferred are both contingent and, in our view, it is improbable that the holder will reacquire its basis as a result of a redemption triggering event. Accordingly, the presence of the redemption features in the Preferred does not result in sufficient evidence to overcome the conclusion that the operation of the conversion feature constitutes the “principal” means of investment recover and, therefore, significant evidence that the Preferred is akin to an equity instrument.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)
Conversion Adjustments (Section 6): The conversion price is adjusted for: • Stock dividends and splits • Dilutive issuances (including rights) • Pro-rata distributions

General Considerations: Conversion adjustments to an equity security that provide traditional anti-dilution protection in the event of traditional adjustments to a company’s capital structure, such as stock splits and stock dividends, are common features (stated or implied) in equity securities that generally do not bear on the classification because all holders of the underlying equity security would benefit from the protection equally with the Preferred. Conversion adjustments that provide non-traditional anti-dilution protection for other events, such as down-round financings or equity-linked issuances, would generally constitute the transference of enterprise value from one shareholder group to another, and generally be treated as a deemed dividend in stockholders’ equity.

The Preferred provides anti-dilution protection to the investors in the event of a down-round financing or the issuance of certain equity-linked contracts. This feature is not viewed as requiring an indeterminate number of shares necessary to settle the contract. Rather, we continue to believe that the conversion feature is fixed and determinate. We have considered the feature in a manner similar to how such a feature would be viewed under EITF 00-19 (paragraphs 20-25). Although EITF 00-19 applies to freestanding contracts (rather than embedded features), the concepts were considered analogously. Under EITF 00-19, we would a consider conversion price adjustment that would occur in the event of a down-round financing to be within our control. That is, we could choose whether to execute a en equity-linked down-round financing arrangement, or we may choose to pursue other types of financing. Therefore, the presence of such a feature, in and of itself, does not cause the number of shares necessary to settle the contract to be indeterminate. As such, the feature has little bearing, in our view, on the EITF D-109 evaluation.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	EITF D-109 Consideration (Interaction)

Redemptions (Section 7):

The Preferred is contingently redeemable for:

•        Mergers and consolidations

•        Insufficient authorized shares

•        Failure to observe terms of Certificate

•        Bankruptcy

•        Certain monetary judgments

General Considerations: A financial instrument that is mandatorily redeemable for cash or assets (including, in some instances provided in FAS150, common stock) would generally be consistent in economic characteristics with those of a debt instrument. The Preferred is not “mandatorily” redeemable (for this purpose equity classification is assumed for mezzanine classified instruments required by EITF D-98, as provided in the DIG). Contingent redemption features are generally designed to be protective in nature (rather than participative), which is a fundamental characteristic of indebtedness. As such, the weight of the redemption features, based upon their character, relative overall substance and probability, required further consideration.

Mergers and consolidations: The character of the contingent redemption feature is protective in that it provides for redemption upon a change in control resulting from a consolidation or merger, or a sale of assets. This provision would not be triggered by a party’s obtaining control through any means other than a consolidation, merger or sale of our assets. The overall substance of the provision does not, in our view weight heavily, due to the fact that, in addition to the points listed below, management currently has no plans to enter into such a transaction and, as discussed in voting, above, the Preferred investors as a group would control the action based upon their voting control. We recognize that many standards (such as EITF D-98) presume that a change of control is generally not within the control of the company. However, in developing the basis for conclusions under D-109, the “all evidence” standard would indicate that probability assumptions are reasonable and appropriate in this instance.

Accordingly, we believe that a redemption resulting from consolidation or merger, or a sale of assets is improbable. We derive our probability assumption from all facts and circumstances that are available to our management. Those include the following:

•         We currently have no plans to enter into a consolidation or merger transaction; nor do we plan to sell a significant portion of our assets.

•         We have not been presented with, nor are we entertaining, letter or other types of agreements that may ultimately result in such a transaction. That is, we have no suitors, including uninvited suitors.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

•         We currently have no business reason to merge, consolidate or sell our assets.

•         During our existence we, in fact, were involved in a failed transaction that would constitute a triggering event under this redemption feature. We present this point as an indicator that even when such transactions seem highly-likely, they are not.

•         Finally, the Preferred holders (the party of benefit to the contract) control nearly 60% of the voting control of our company. In the highly unlikely event a transaction of this nature arose, they could effectively block it. We would expect that they would use their voting control to assure an arrangement that is ultimately in their best interests, rather than rely on their protective redemption rights under the contract.

Overall, we believe that these facts and circumstances justify our overall conclusion that a redemption triggering event arising from a merger, consolidation or sale of assets is improbable.

Insufficient authorized shares: The character of the contingent redemption feature is an equity risk because the conversion of the Preferred into common stock is the principal means of the investor recovering its investment. This redemption feature is consistent with the overall risks of common stock ownership. Further, we have sufficient authorized shares in reserve to convert the Preferred and all other equity-linked contracts.

As more fully discussed above, under the conversion adjustments analysis, we have considered the effects of the down-round anti-dilution protection. We concluded that the feature does not give rise to an indeterminate number of shares to settle the contracts because the form and timing of financing is within our control. We would not enter into an arrangement that would result in insufficient authorized shares when considering our common stock outstanding and all of our equity-linked instruments.

Failure to observe terms of the Certificate of Designation: Considering all other evidence that indicates that the Preferred, the terms of the Certificate of Designation are those of an equity-linked contract, except as otherwise described in this analysis, the risks of redemption for this triggering event are largely risks associated with equity.

Bankruptcy and judgments: The character and risks of this redemption feature are those of credit risk; a fundamental risk associated with indebtedness. However, the probability of these events is de minimus.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Interaction: We have considered how the redemption features interact with the perpetual nature of the Preferred, the Cumulative Dividend Feature and the Conversion Rights, above. In all instances, we concluded that the redemption features did not overcome the evidence provided in those individual discussions that those features provided evidence that the instrument was akin to equity.

EVALUATION OF PREFERRED STOCK UNDER EITF D-109 AND SFAS 133	EXHIBIT A

Stated or Implied Substantive Term or Feature	Nature	Weightage of Evidence (See EITF D-109 Considerations, above)
Term of Financial Instrument	Equity	Persuasive: The Preferred is perpetual in nature. The presence of redemption features was insufficient to overcome the persuasiveness due to their relative insignificance and improbability.

Cumulative Dividends	Equity

Significant: The cumulative dividend feature operates in a manner to provide a residual return to the investors. The presence of the payment provisions was insufficient to overcome the significance of this conclusion.

Voting Rights	Equity	Persuasive: Voting rights are participative in nature and the Preferred investors collectively possess 68.8% of votes on corporate actions.

Liquidation Preference	Equity	Significant: The liquidation preference is traditional in nature and substance.

Conversion Rights	Equity	Significant: The conversion rights constitute the “principal” means by with the investor recovers its investment in the Preferred and share in equity risks of the Company.

Conversion Adjustments	Equity

Minimal: The conversion adjustments are either traditional in that they are afforded the Preferred similarly to the common or constitute transference of enterprise value in the event of down-round financing or equity-linked issuances.

Redemptions	Debt	Minimal: Redemption features are inconsistent with the risks of equity ownership. However, the redemption features are contingent and the probability of occurrence is de minimus.

Our overall conclusion is based upon the preponderance of all evidence of the character, substance and risks associated with the Preferred Stock. That is a qualitative conclusion, rather than a quantitative conclusion. Based upon this information, we have concluded that the Preferred is akin to an equity instrument for applying paragraph 12 and 61(l) of SFAS 133.

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